UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46125A 100

(CUSIP Number)

Michael Blitzer

167 Madison Avenue, Suite 205 #1033

New York, New York 10016

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,568,321(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,568,321(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,321 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(3)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares consist of 768,321 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held by Michael Blitzer (“Mr. Blitzer”) and 1,800,000 shares of Class A Common Stock that may be purchased by exercising warrants held by Mr. Blitzer.

(2)	Excludes 44,544 restricted stock units (“RSUs”) granted to Mr. Blitzer on June 6, 2024, each of which represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest in full on the earlier to occur of the first anniversary of the grant date and the date of the next annual meeting following the grant date. Mr. Blitzer elected to defer receipt of these RSUs until his retirement from the Issuer’s board of directors.

(3)	Based on 64,723,974 shares of Class A Common Stock outstanding, consisting of (i) 62,923,974 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 plus (ii) 1,800,000 shares of Class A Common Stock issuable upon exercise of warrants held by Mr. Blitzer.

END OF COVER PAGES

CUSIP No. 46125A 100	SCHEDULE 13D	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this “Seventh Amendment”) filed by Michael Blitzer (“Mr. Blitzer”) amends, with respect to Mr. Blitzer, the report on Schedule 13D filed on October 4, 2021 (the “Original 13D” as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed on December 7, 2022 (the “Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed on February 24, 2023 (the “Third Amendment”), as amended by Amendment No. 4 to Schedule 13D filed on August 16, 2023 (the “Fourth Amendment”), as amended by Amendment No. 5 to Schedule 13D filed on September 8, 2023 (the “Fifth Amendment”) and as amended by Amendment No. 6 to Schedule 13D filed on April 15, 2024 (the “Sixth Amendment”, and the Original 13D as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, the “Schedule 13D”) by amongst other reporting persons (in the case of the Original 13D, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment), Mr. Blitzer, with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc. (f/k/a Inflection Point Acquisition Corp.) (the “Issuer”).

Capitalized terms used and not otherwise defined in this Seventh Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Seventh Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Seventh Amendment is filed to report that (i) Mr. Blitzer sold an aggregate of (a) 912,673 shares of Class A Common Stock and (b) 738,125 warrants each exercisable to purchase one share of Class A Common Stock, on September 19, 2024 and September 20, 2024 and (ii) Mr. Blitzer ceased to be the beneficial owner of more than five percent of the Class A Common Stock on September 20, 2024.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Seventh Amendment are incorporated herein by reference.

(c) During the past 60 days, Mr. Blitzer sold an aggregate of (a) 912,673 shares of Class A Common Stock and (b) 738,125 warrants each exercisable to purchase one share of Class A Common Stock, in open market transactions on the Nasdaq Stock Market. Details by date, listing the type and number of securities sold and the weighted average price per share for transactions that were effected during the past sixty days are provided below. Mr. Blitzer undertakes to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of securities sold at each separate price.

Date	Security	Number of Securities disposed of	Weighted average price per security
September 19, 2024	Class A Common Stock	500,000	$7.8763
September 19, 2024	Class A Common Stock	162,673	$9.1607
September 19, 2024	Warrants to purchase Class A Common Stock	538,125	$2.6226
September 20, 2024	Class A Common Stock	250,000	$8.9292
September 20, 2024	Warrants to purchase Class A Common Stock	200,000	$2.9128

(d) None.

(e) September 20, 2024.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

/s/ Michael Blitzer
Name:	Michael Blitzer